                                                                   EXHIBIT 3.1.2

                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                                LIPOSCIENCE, INC.

                             Pursuant to Section 242
                           Of the General Corporation
                          Law of the State of Delaware

     LIPOSCIENCE, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

     1.   The name of the Corporation is LIPOSCIENCE, INC.

     2. Upon the filing of this Certificate of Amendment, each five (5) shares of the Common Stock, par value $0.001 per share, of the Corporation (the "Common Stock") issued and outstanding, shall be combined, reclassified and changed into four (4) shares of Common Stock (the "Stock Split"); provided, however, that in lieu of any fractional shares of Common Stock resulting from the Stock Split to which any stockholder would otherwise be entitled (taking into account all shares of Common Stock owned by a stockholder), such stockholder shall be entitled to receive a cash payment equal to the amount determined by the Board of Directors to be the fair value of a share of Common Stock multiplied by the proportion that such fractional share bears to one share of Common Stock.

     3. The Certificate of Incorporation of the Corporation is hereby further amended as follows:

          The first sentence of Article 4 is hereby deleted in its entirety and the following substituted in lieu thereof:

                 "4. the total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares, of which Ninety Million (90,000,000) shares shall be Common Stock, $0.001 par value per share (the "Common Stock"), and Ten Million (10,000,000) shares shall be Preferred Stock, $0.001 par value per share (the "Preferred Stock")."

     4. The foregoing amendments as certified herein have been duly adopted and approved by the written consent of the requisite number of stockholders of the Corporation dated as of June 27, 2002, after first having been declared advisable by the Board of Directors of the Corporation, all in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

    Executed this the _____ day of ________________, 2002.


                                                LIPOSCIENCE, INC.
[CORPORATE SEAL]

                                                By: ____________________________
                                                      F. Ronald Stanton
                                                      President